Mail Stop 4-6
								November 3, 2004

Deborah D. Mosier
President and Chief Financial Officer
TMS, Inc.
206 West 6th Avenue
Stillwater, Oklahoma 74074

Re:	TMS, Inc.
  	Supplemental material received on October 29, 2004
PREM14A
	File No. 33-22780

Dear Ms. Mosier:

	This is to advise you that we limited our review of the above captioned filings to the matters identified below and have the following comments. If you disagree with these comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you are incorporating by reference your Form 10-KSB for the year ended August 31, 2003 and your Form 10-QSB for the quarter ended May 31, 2004. Please revise your proxy to incorporate your current audited financial statements pursuant to paragraph (g) of Item 310 of Regulation S-B.
2. We refer you to the asset purchase agreement that you filed as an exhibit to Form 8-K on October 29, 2003. Supplementally confirm that the schedules and exhibits do not contain information that is material to an investment decision. Also, supplementally provide us with a copy of Schedule 2.1, 2.1A, 2.2 and Exhibit A to your asset purchase agreement.
Questions and Answers about the Proposed Plan of Liquidation
3. Revise to specifically provide a cross-reference to your discussion of the purchase price of the CPT business to Pegasus following your discussion of the purchase price under "[w]hat will I receive in the liquidation."
4. We note your discussion regarding TMS`s extension agreement with Pegasus. Please revise to disclose the "per calendar day" fee that will be paid to Pegasus for the management services that are set forth in the extension agreement to the asset purchase agreement. Also, to the extent that the fees will impact the expected cost of liquidation, please disclose. For example, will the fee to be paid to Pegasus impact the estimated cost of liquidation of $415,000? If so, explain and quantify. In this regard, to the extent applicable, revise the table under "Distributions of Shareholders."
5. You disclose that the fees will not be payable to Pegasus if the transaction is closed by December 15, 2004. However, it does not appear that the extension to the asset purchase agreement dated October 18, 2004 includes a provision that would release TMS from the $1,000 per calendar day payment. Please supplementally advise or revise your disclosure. If TMS will be released from the daily management fee, explain what will happen to the fees and expenses that have already accrued.

Description of Asset Purchase Agreement with Pegasus
6. We note that the cash amount to be paid by Pegasus depends on TMS`s cash balance at closing. For illustrative purposes, disclose your cash balance the amount of the cash/note that TMS would receive as of the most recent practicable date.
7. You discuss the potential purchase price as of September 30, 2004. Please update your disclosure as of the most recent practicable date.
8. We refer you to the disclosure that amounts remaining uncollected at the time of payment of the note will be a direct reduction of the note. Disclose the ultimate anticipated purchase price of the CPT business to Pegasus considering TMS`s expected uncollectible accounts.
9. Please revise your disclosure to address TMS`s net asset value on the purchase price of the CPT business as set forth in 2.8(b) of the asset purchase agreement. [u1]

Closing Comments

Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See Item 101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special Counsel at (202) 942-1818. If you need additional assistance, you may contact me at
(202) 942-1800.

								Very truly yours,



								Barbara C. Jacobs
Assistant Director



[u1]Pact of
TMS, Inc.
November 3, 2004
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